UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

SCHEDULE 13D
_________________

Under the Securities Exchange Act of 1934
(Amendment No. ) 1

Ghost Technology, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

37444Q108
 (CUSIP Number)

Gianfranco Gracchi
20801 Biscayne Blvd., Suite 403
Aventura, FL 33180

With copies to:

Harris Cramer LLP
3507 Kyoto Gardens Drive, Suite 320
Palm Beach Gardens, FL 33410
Attention: Michael D. Harris, Esq.
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note :  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gianfranco Gracchi
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐

3		SEC USE ONLY
4		SOURCE OF FUNDS PF (Personal Funds)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,847,000 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 66,847,000 (1)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,847,000 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%(2)
14		TYPE OF REPORTING PERSON IN

(1)	Represents 21,847,000 shares of common stock and 1,800 shares of Series A Preferred Stock. Each Share of Series A is entitled to 25,000 votes.
(2)	Based on 178,884,691 shares outstanding as of December 31, 2010.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value of Ghost Technology, Inc. (the “Company”). The principal address of the Company is 20801 Biscayne Blvd., Suite 403, Aventura, FL 33180.

Item 2. Identity and Background

(a)	Gianfranco Gracchi
(b)	20801 Biscayne Blvd., Suite 403, Aventura, FL 33180.
(c)	Chief Executive Officer of the Company
(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.
(e)	The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.
(f)	The Reporting Person is a citizen of Italy.

Item 3. Source or Amount of Funds or Other Consideration.

Not Applicable.

Item 4. Purpose of the Transaction.

All Ghost securities owned by the reporting person have been acquired for investment purposes only.

(a)	None
(b)	None
(c)	None
(d)	None
(e)	None
(f)	None
(g)	None
(h)	None
(i)	None
(j)	None

Item 5. Interest in Securities of the Issuer.

(a)	The reporting person owns 21,847,000 shares of the Company’s common stock and 1,800 shares of Series A Preferred Stock which is convertible into 1,800 shares of common stock and entitles the reporting person to a total of 45,000,000 votes (25,000 per share of Series A).
(b)	The reporting person has the sole power to vote and dispose of all of the securities beneficially owned by him.
(c)	From December 28, 2010 through January 21, 2011, the reporting person purchased 36,000 shares of common stock at a weighted average price of $0.35 per share. Of these shares of common stock, 5,000 shares were purchased prior to December 31, 2010.
(d)	Not applicable.
(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2011.

By:	/s/ Gianfranco Gracchi
Gianfranco Gracchi

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).